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                                                                    EXHIBIT 99.4

                                                           [English Translation]
                                                                    June 2, 2003

        HANARO TELECOM SECURES FINANCING IN THE AMOUNT OF WON 150 BILLION

Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that it has secured debt financing in the amount of Won 148.28 billion made up of Won 130 billion of operating funds from Korea Development Bank ("KDB") and Won 18.28 billion from the Information Promotion Fund.

The operating funds of Won 130.00 billion from KDB is available to us at 8.9% annual reset floating rate whereas Won 18.28 billion of funds from the Information Promotion Fund is available to us at 4.83% quarterly reset floating rate, both with a maturity term of 5 years. The terms of the transaction are considered very favorable considering the current market condition.

Hanaro has earned a positive rating from the KDB on its financial independency, given its current market share of 30%. Also, in efforts to support telecommunications service providers, the government has recently decreased the interest rates on loans from the Information Promotion Fund. In light of such support at the governmental level along with the positive mood in the financial community, the Company expects that direct financing through corporate bond issues would be favorable going forward.

Of approximately Won 1.2 trillion of liabilities repayable this year, Won 630 billion including Won 230 billion due on June 5, 2003, will be repaid from approximately Won 1 trillion of cash reserves consisting of Won 430 billion of cash held at the beginning of the year, Won 420 billion of financing raised early this year and Won 150 billion of KDB financing this time.

The fundraising from KDB this time reduces the market concern on the Company's liquidity, making the Company optimistic about future financing through the domestic financial market.

Hanaro generates a monthly cash flow of approximately Won 140 billion through its broadband Internet access services and spends Won 120 billion for operating costs, interest costs and CAPEX, leaving the Company about Won 20 billion in cash every month. The last quarter's reported loss due to intense competition is expected to be improved through a 'clean marketing' campaign agreed among the service providers, as unnecessary costs associated with competition are expected to decline.

The Company plans to focus both on domestic and overseas financing while financing the current and future projects in a timely manner with the operating cash flow generated by the current business to counter ever increasing competition in the market.

Mr. Young Wan Cho, Vice President of the Finance Strategy Unit commented, "The financial market condition has been exacerbated by the liquidity crisis of credit card companies, which makes the flow of funds from financial market to industries very difficult. Considering the current market condition, our financing this time from KDB at such low interest rates is a rare case." He added, "It is a year of a large repayment for us this year. However, our debt repayment obligations will be drastically reduced going forward, having only Won 550 billion of liabilities repayable in 2004, Won 490 billion repayable in 2005 and Won 270 billion repayable in 2006. Also as our operating profit expands, we expect to have more financial flexibility from after next year."